SECURITIES AND EXCHANGE COMMISSIION Washington, D.C. 20549

FORM 11-K

(MARK ONE)

(X)	ANNUAL REPORT PURSANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 OR

(_)	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________. Commission File Number: 000-23113

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

B.	NAME OF ISSUER OF THE SECURITIES HEL PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

GUARANTY BANCSHARES, INC. 100 WEST ARKANSAS MT. PLEASANT, TEXAS 75455

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

December 31, 2001 and 2000

TABLE OF CONTENTS

Independent Auditor’s Report

Trustees
Guaranty Bancshares, Inc. Employee Stock Ownership Plan
(With 401(k) Provisions)
Mt. Pleasant, Texas

We have audited the accompanying statement of net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2000 were reported on by Fisk & Robinson, P.C. whose partners merged with McGladrey & Pullen, LLP on October 1, 2001 and whose report dated June 15, 2001 disclaimed an opinion for reasons permitted by Section 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

(1)

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (Schedule I) as of December 31, 2001 and Schedule of Reportable Transactions (Schedule II) for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Dallas, Texas
May 31, 2002

(2)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Net Assets Available for Plan Benefits December 31, 2001 and 2000

	December 31, 2001
	Participant Directed	Non- Participant Directed	Total
ASSETS

Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$1,944,076	$3,932,896	$5,876,972
Other collective investment funds	2,536,812	—	2,536,812
Loans to participants	1,555	—	1,555

Net assets available for plan benefits	$4,482,443	$3,932,896	$8,415,339

The accompanying notes are an integral part of these financial statements. (3)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Net Assets Available for Plan Benefits (Continued) December 31, 2001 and 2000

	December 31, 2000
	Participant Directed	Non- Participant Directed	Total
ASSETS

Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$1,562,545	$3,058,835	$4,621,380
Other collective investment funds	2,672,172	—	2,672,172

Net assets available for plan benefits	$4,234,717	$3,058,835	$7,293,552

The accompanying notes are an integral part of these financial statements. (4)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2001

	December 31, 2001
	Participant Directed	Non- Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of
investments	$ 146,990	$ 634,678	$ 781,668
Net investment gains	117,685	126,559	244,244

	264,675	761,237	1,025,912
Contributions:
Participant	413,042	—	413,042
Rollover	64,500	—	64,500
Employer	—	392,583	392,583

	477,542	392,583	870,125

Total additions	742,217	1,153,820	1,896,037
Deductions from net assets attributed to:
Benefits paid to or for participants	494,491	229,329	723,820
Administrative expenses and other	—	50,430	50,430

Total deductions	494,491	279,759	774,250

Net increase in net assets available for
benefits	247,726	874,061	1,121,787
Net assets available for benefits at
beginning of year	4,234,717	3,058,835	7,293,552

Net assets available for benefits at
end of year	$4,482,443	$3,932,896	$8,415,339

The accompanying notes are an integral part of these financial statements. (5)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2001 and 2000

1.   Description of the Plan

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan whereby eligible employees of Guaranty Bancshares, Inc. (Company) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code.

The Plan became effective January 1, 1992, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

A participant may elect to defer from 1% to 15% of his or her pretax compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($10,500 for 2001 and 2000, respectively). Participants may also make eligible rollover contributions.

The Company may make three types of contributions to the Plan: (1) Basic Contributions (discretionary contributions made for all non-highly compensated participants in order to satisfy the nondiscrimination requirements of the Internal Revenue Code), (2) Discretionary Matching Contributions (Company matches up to a certain percentage of Salary Reduction Contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors). The Company contributions are made to Guaranty Bancshares, Inc. Stock Fund and are non-participant directed.

(6)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Vesting and Participation

Employees hired after January 1, 2001 that are compensated on an hourly basis are not eligible to participate in the Plan, as amended. Employees hired after January 1, 2001 that are not compensated on an hourly basis will become eligible to make elective deferrals on the first day of the month coincident with or following their date of employment. Prior to 2001, all employees became eligible for participation upon completing one full year of service with at least 1,000 hours of service, as defined by the Plan. During 2001 participants completing six consecutive months of service in which they are credited with 500 hours of service will be eligible to receive employer contributions on the January 1st or July 1st coincident with or following the date eligibility is met.

All participant contributions, employer basic contributions and 25% of employer matching contributions for participants employed prior to December 31, 1997 are fully vested and nonforfeitable.

Employer optional contributions, 75% of employer matching contributions for participants employed prior to December 31, 1997, and 100% of employer matching contributions for participants employed after December 31, 1997 vest to participants upon the following schedule:

Participant’s Years of Service	Vested Percentage
Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven or more years	100%

Upon death, retirement, or total disability, participants are 100% vested in all employer contributions.

Participant Accounts

Each participant’s account is credited with any salary deferrals as well as an allocation of the Company’s contributions, Plan earnings and forfeitures of terminated participants’ non-vested accounts, and charged with an allocation of administrative expenses. Allocations of the Company basic and optional contributions are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary deferrals. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company basic or optional contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

(7)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Plan Administration

Plan assets are held in the custody of The Bank of New York. Certain Plan administrative duties, such as 5500 preparation, compliance testing, preparation of quarterly statements, and enrollment and transaction processing, are performed by Pentegra Services, Inc.

Certain other administrative functions are performed by officers or employees of the Company. However, such officers and employees receive no compensation from the Plan.

Participants’ Investment Options

Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options once per calendar quarter throughout the year via phone, paper document, or online access to Pentegra Services, Inc.

Participant Loans

The Plan allows participants to borrow from their participant accounts in cases of immediate and heavy financial need as defined by the Plan. In such cases, participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Interest rates and terms of the loans, not to exceed five years, are determined by the committee of Trustees.

Forfeitures

Any portion of the balance in a participant’s account that is not vested will become a forfeiture upon the occurrence of a break in service. Forfeitures will be reallocated among the remaining participants of the Plan. At December 31, 2001 and 2000, unallocated forfeitures amounted to $44,899 and $21,854, respectively.

Payment of Benefits

On termination of service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in whole shares of Company stock, cash or a combination of both.

Plan Amendment

During 2001, the Plan was amended to change eligibility requirements for participation in the Plan, as mentioned in vesting and participation.

(8)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants shall become 100% vested in their respective accounts.

2.   Summary of Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements requires the Custodian and the Trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Investment Income

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of collective investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Plan.

Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary to the Plan, any party rendering services to the Plan, the employer, and certain others. As such, transactions conducted with Guaranty Bancshares, Inc., The Bank of New York, and Pentegra Services, Inc. qualify as exempt party-in-interest transactions.

(9)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current format.

3.   Investments

The Plan’s investments at December 31, 2001 are as follows:

Investments in Collective Investment Funds:
Participant directed:
Shares	426,171
Cost	$2,450,664
Fair value (including loans of $1,555)	$2,538,268

Investments in Guaranty Bancshares, Inc. Stock Fund:
Participant directed:
Shares	138,131
Cost	$1,124,641
Fair value	$1,944,076

Non-participant directed:
Shares	279,442
Cost	$2,267,756
Fair value	$3,932,896

(10)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

The fair values of investments at December 31, 2001 and 2000 are summarized below. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2001	2000
Guaranty Bancshares, Inc. Stock Fund*	$5,876,972	$4,621,380

Money Market Fund	258,948	236,591
Stable Value Fund	201,138	183,838
Government Bond Fund	148,368	111,718
S&P 500 Stock Fund	549,911	562,261
S&P 400 MidCap Stock Fund	347,778	350,918
International Stock Fund	33,215	35,186
Income Plus Fund	160,945	164,415
Growth & Income Fund	273,714	247,718
Growth Fund	399,188	657,503
S&P 500/Value Stock Fund	60,138	25,049
S&P 500/Growth Stock Fund	77,192	76,030
Russell 2000 Stock Fund	26,277	20,945

Total other collective investment funds	2,536,812	2,672,172

Loans to participants (maturing in 2004 with
interest rate of 10.5%)	1,555	—

Total	$8,415,339	$7,293,552

*	A portion of which is non-participant directed (see Note 1).

4.   Tax Status

The Internal Revenue Service ruled on August 24, 1993, that the Plan qualifies under Section 401(a) of the IRC, and is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since the IRS ruling. The plan administrator believes the Plan’s design continues to qualify under the IRC and is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

(11)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Supplement Schedule I

Schedule H, Item 4i

Schedule of Assets Held for Investment Purposes

December 31, 2001

Name of Plan Sponsor: Guaranty Bancshares, Inc.
Employer Identification Number: 75-16576431
Three Digit Plan Number: 001

(a)	(b) Issue	(c) Description of Investment	(d) Cost	(e) Market Value
	Guaranty Bancshares, Inc.
*	Guaranty Bancshares, Inc. Stock Fund	417,573 units	$3,392,397	$5,876,972
	Pentegra Group:
*	Money Market Fund	258,948 units	258,948	258,948
*	Stable Value Fund	15,165 units	175,207	201,138
*	Government Bond Fund	10,100 units	129,024	148,368
*	S&P 500 Stock Fund	35,918 units	560,191	549,911
*	S&P 400 MidCap Stock Fund	18,647 units	289,828	347,778
*	International Stock Fund	3,499 units	39,991	33,215
*	Income Plus Fund	12,258 units	139,144	160,945
*	Growth & Income Fund	21,039 units	261,272	273,714
*	Growth Fund	31,808 units	401,500	399,188
*	S&P 500/Value Stock Fund	5,966 units	64,399	60,138
*	S&P 500/Growth Stock Fund	9,018 units	103,539	77,192
*	Russell 2000 Stock Fund	2,250 units	26,065	26,277

			2,449,108	2,536,812

*	Loans to participants (maturing in 2004 with (and interest rate of 10.5%)		1,555	1,555

		Total Investments	$5,841,505	$8,415,339

*	Parties-in-interest to the Plan.

(12)

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Supplemental Schedule II

Schedule H, Item 4j

Schedule of Reportable Transactions

For the Year Ending December 31, 2001

Name of Plan Sponsor: Guaranty Bancshares, Inc.
Employer Identification Number: 75-1656431
Three Digit Plan Number: 001

(a)/(b) Identity of Party Involved and Description of Assets	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Guaranty Bancshares, Inc. StockFund
60 Purchases	$641,021	$ —	$N/A	$ —	$ —	$641,021	$ —
44 Sales	—	517,389	N/A	—	452,374	517,389	65,065

(13)

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 21, 2002

GUARANTY BANCSHARES, INC. EMPLOYEE OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

/s/ Kirk Lee ——————————————— Kirk Lee Trustee

/s/ Bill G. Jones ——————————————— Bill G. Jones Trustee

/s/ Weldon Miller ——————————————— Weldon Miller Trustee

/s/ Clifton A. Payne ——————————————— Clifton A. Payne Trustee

/s/ Richard Perryman ——————————————— Richard Perryman Trustee

INDEX TO EXHIBITS

NUMBER	EXHIBIT

23.1	Consent to McGladrey & Pullen, LLP